Exhibit 99.8

FORM 51-102F3 MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF ISSUER

First Phosphate Corp. (the “Company”)

1055 West Georgia Street, 1500 Royal Centre, P.O. Box 11117

Vancouver, British Columbia V6E 4N7

ITEM 2.	DATE OF MATERIAL CHANGE

May 27, 2025 and June 2, 2025

ITEM 3.	NEWS RELEASE

Issued on May 28 and June 2, 2025 through the facilities of Newsfile Corp. and filed on System for Electronic Document Analysis and Retrieval (SEDAR+).

ITEM 4.	SUMMARY OF MATERIAL CHANGE

First Phosphate closes non-brokered financing for gross proceeds of $3,517,519.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Please see details in attached Schedule “A”.

ITEM 5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not Applicable.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

Bennett Kurtz, CFO
bennett@firstphosphate.com
Tel: +1 (416) 200-0657

ITEM 9.	DATE OF REPORT

June 10, 2025

SCHEDULE “A”

Non-Brokered Financing

First Phosphate Corp. (“First Phosphate” or the “Company”) closed a non-brokered private placement financing (the “Offering”), in two tranches on May 27, 2025 and June 2, 2025. In aggregate, the Company raised $3,517,519 through the issuance of 7,925,309 flow-through shares (“Flow-Through Shares”) at a price of $0.35 per Flow-Through Share for gross proceeds of $2,773,858, and 2,124,747 hard dollar units (each a “Hard Dollar Unit”) at a price of $0.35 per Hard-Dollar Unit, for gross proceeds of $743,661. Each Hard Dollar Unit is comprised of: (i) one common share in the capital of the Company (“Common Share”), and (ii) one half of one Common Share purchase warrant (“Warrant”).

In connection with the Offering, eligible finders were paid a fee consisting of 8%, in cash, of the gross proceeds raised from subscribers introduced by them (“Cash Consideration”), and such number of compensation warrants (“Compensation Warrants”) as is equivalent to 8% of the number of Hard Dollar Units or Flow-Through Shares issued to subscribers introduced by them. The Company paid the cash finders’ fees on the Flow-Through portion of the Offering in Common Shares instead of cash at $0.35 per Common Share (each a “Compensation Shares”).

Each Warrant and Compensation Warrant entitles the holder thereof to acquire one Common Share at a price of $0.50 per Common Share until December 31, 2025, provided that if the volume weighted average trading price of the Common Shares on the CSE for any 5 consecutive trading days equals or exceeds $0.80, the Company may, upon issuing a press release, accelerate the expiry date of the Warrants and Compensation Warrants to the date that is 30 days following the date of such press release.

In the first tranche, the Company raised a total of $2,391,154.50 through the issuance of 5,041,880 Flow-Through Shares and 1,789,990 Hard Dollar Units, paid $800 in Cash Consideration, and issued 211,348 Consideration Shares and 213,633 Compensation Warrants. The Company also issued 28,570 Common Shares to a third party registrant as consideration for advisory services rendered in connection with the Offering. In the second tranche, the Company raised a total of $1,126,365.10 through the issuance of 2,883,429 Flow-Through Shares and 334,757 Hard Dollar Units, and issued 231,234 Consideration Shares and 231,234 Compensation Warrants.

The gross proceeds from the sale of Flow-Through Shares will be used to incur “Canadian exploration expenses” that are “flow-through mining expenditures” (as such terms are defined in the Income Tax Act (Canada)) related to the Company’s projects in Québec. The net proceeds received from the sale of Hard Dollar Units will be used for exploration and development activities, working capital, and for general corporate purposes. All securities issued under the Offering were subject to a four-month and one day statutory hold period in accordance with applicable securities laws.

Insider Participation

Under the Offering, Laurence W. Zeifman, Director of the Company, purchased 285,714 Flow-Through Shares, and Peter Nicholson, Director of the Company, purchased 714,286 Flow-Through Shares.

Related Party Transactions

As related parties of the Company received Flow-Through Shares in connection with the Offering, the transactions are considered related party transactions for the purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The participation of the related parties of the Company are exempt from the formal valuation and minority shareholder approval requirements provided under MI 61-101 in accordance with sections 5.5(a) and 5.7(1)(a) of MI 61-101. The Company is relying on an exemption from the formal valuation requirements of MI 61-101 available because the fair market value of the issued Flow-Through Shares to the related parties pertaining to the Offering does not exceed 25% of the Company’s market capitalization, as determined in accordance with MI 61-101. The Company did not file a material change report related to the transactions more than 21 days before the expected closing of the transactions as required by MI 61-101 but believes that this shorter period is reasonable and necessary in the circumstances as the Company wishes to improve its financial position and to close the Offering in short order for sound business reasons.